BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF JULY 31, 2006

                     On July 31, 2006, at 4.00 p.m., the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office and under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the distribution of dividends and interest on capital, complementary to interest paid on a monthly basis during the first half of 2006 and in addition to the mandatory dividend for 2006.

                     The matter having been discussed and put to the vote, the Directors unanimously approved “ad referendum” of the General Stockholders Meeting:

a)	to declare:

«	dividends in the amount of R$ 0.166 per share, with no tax withheld at source; and

«	interest on capital in the amount of R$ 0.137 per share, less 15% income tax at source, resulting in net interest of R$ 0.11645 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax, which, in total, is equivalent to approximately 13 times the interest paid on a monthly basis.

b)	to pay these dividends and complementary interest on capital on August 21, 2006, based on the closing stockholding position as of August 11, 2006.

                     There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. São Paulo-SP, July 31, 2006. (signed) Olavo Egydio Setubal — Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal — Vice-Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer